Exhibit (12)

October 16, 2006

Master U.S. High Yield Trust

800 Scudders Mill Road

Plainsboro, New Jersey 08536

BlackRock FundsSM

301 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We have acted as special counsel to BlackRock FundsSM, a voluntary association with transferable shares organized and existing under the laws of the Commonwealth of Massachusetts, on behalf of its series listed on Schedule A (collectively, the “Acquiring Funds”) in connection with the acquisition by the Acquiring Funds of substantially all of the assets and the assumption of substantially all of the liabilities of the Merrill Lynch funds listed on Schedule B (collectively, the “Target Funds”), in exchange for newly-issued shares of the Acquiring Funds. BlackRock FundsSM and the Target Funds are registered under the Investment Company Act of 1940, as amended.

This opinion is being furnished specifically in connection with (i) the acquisition by BlackRock High Yield Bond Portfolio (the “BlackRock Fund”), a separate series of BlackRock FundsSM, of all of the assets of BlackRock U.S. High Yield Fund, Inc., formerly named Merrill Lynch U.S. High Yield Fund, Inc. (the “ML Fund”), a registered investment company and a Maryland Corporation that, as a “feeder fund”, invests all of its assets in the Master U.S. High Yield Trust, a registered investment company and a Delaware statutory trust, solely in exchange for Investor A, Investor B1, Investor C1, R and Institutional shares of beneficial interest of the BlackRock Fund (the “Shares”), each with a par value of $0.001 per Share, and the assumption by the BlackRock Fund of the Stated Liabilities of the ML Fund and (ii) the subsequent liquidation of the ML Fund (collectively, the “Reorganization”). The Reorganization will be consummated pursuant to the Agreement and Plan of Reorganization, made as of  June 19, 2006 (the “Agreement”). This opinion is being furnished pursuant to Section 8.6 of the Agreement. Any terms not defined herein shall have the meanings assigned to them in the Agreement.

In connection with our opinion, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the Registration Statement and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth below. We have assumed that the Reorganization will be consummated in accordance with the Agreement, the Registration Statement and such other documents, certificates and records.  For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. We have assumed that such documents, certificates and records are duly authorized, valid and enforceable.

In rendering our opinion, we have also relied upon statements and representations of officers and other representatives of the BlackRock Fund and the ML Fund and have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.  Our opinion is based on the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, all as in effect as of the date of this opinion and all of which are subject to change or differing interpretations (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect our conclusions. An opinion of counsel is not binding on the IRS or any court. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to this opinion.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes,

a)              the Reorganization will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and the BlackRock Fund and the ML Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

b)             no gain or loss will be recognized by the BlackRock Fund upon the receipt of all of the assets of the ML Fund solely in exchange for the Shares and the assumption by the BlackRock Fund of the Stated Liabilities of the ML Fund;

c)              no gain or loss will be recognized by the ML Fund upon the transfer of all of its assets to the BlackRock Fund solely in exchange for the Shares and the assumption by the BlackRock Fund of the Stated Liabilities of the ML Fund or upon the distribution (whether actual or constructive) of the Shares to shareholders of the ML Fund in exchange for such shareholders’ shares of the ML Fund in liquidation of the ML Fund;

d)             no gain or loss will be recognized by the shareholders of the ML Fund upon the exchange of their ML Fund shares solely for the Shares pursuant to the Reorganization;

e)              the aggregate tax basis of the Shares received by each shareholder of ML Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the ML Fund shares exchanged therefor by such shareholder;

f)                the holding period of the Shares received by each shareholder of the ML Fund pursuant to the Reorganization will include the period during which the ML Fund shares exchanged therefor were held by such shareholder, provided such ML Fund shares are held as capital assets at the time of the Reorganization;

g)             the tax basis of the assets acquired by the BlackRock Fund will be the same as the tax basis of such assets to the ML Fund immediately before the Reorganization; and

h)             the holding period of the assets acquired by the BlackRock Fund will include the period during which those assets were held by the ML Fund.

Except as set forth above, we express no other opinion. This opinion is delivered to you solely for your benefit in connection with the Reorganization and cannot be relied upon by anyone else without our prior written consent. This opinion is expressed as of the date hereof and we disclaim any undertaking to advise you of any subsequent changes in respect of the matters stated or assumed herein or any changes in applicable law.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

SCHEDULE A

BLACKROCK FUNDS

BlackRock High Yield Bond Portfolio

BlackRock Inflation Protected Bond Portfolio

BlackRock Government Income Portfolio

BlackRock Low Duration Bond Portfolio

SCHEDULE B

MERRILL LYNCH FUNDS

BlackRock U.S. High Yield Fund, Inc., formerly named Merrill Lynch U.S. High Yield Fund, Inc.

Inflation Protected Fund, formerly named Merrill Lynch Inflation Protected Fund

BlackRock U.S. Government Fund, formerly named Merrill Lynch U.S. Government Fund

BlackRock Short Term U.S. Government Fund, Inc., formerly named Merrill Lynch Short Term U.S. Government Fund, Inc.